UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Commission Filing Number: 001-38205

ZAI LAB LIMITED

(Translation of registrant’s name into English)

4560 Jinke Road, Bldg. 1, 4F, Pudong, Shanghai, China 201210

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Change in Board of Directors

On October 8, 2018, William Lis was appointed as an independent director to the Board of Directors (the “Board”) of Zai Lab Limited (the “Company”) and as a member of the audit committee of the Board, to serve until his successor is elected or qualified or until his earlier death, resignation or removal. Prior to such appointment, the Board determined that Mr. Lis is “independent” for purposes of the applicable rules of the NASDAQ Global Market and Rule 10A-3 of the Exchange Act and an “audit committee financial expert” for purposes of his service on the audit committee of the Board.  In connection with his service on the Board, Mr. Lis will receive cash and restricted equity compensation consistent with that customarily awarded by the Company to its directors with committee responsibilities. Concurrent with Mr. Lis’ appointment to the Board, Jianming Yu resigned from the Board.

Following Mr. Lis’ appointment to the audit committee, the audit committee consists of three (3) members, all of whom are independent, and the Company is in compliance with NASDAQ Rule 5605(c)(2).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZAI LAB LIMITED

	By:	/s/ Billy Cho
	Name:	Billy Cho
	Title:	Chief Financial Officer
Date: October 12, 2018